                                                                                               EXHIBIT 12
                                  INDIANA MICHIGAN POWER COMPANY
                  Computation of Consolidated Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
                                                                     Year Ended December 31,
                                                       1992       1993       1994       1995       1996
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . .    $ 56,965   $ 53,771   $ 43,564   $ 43,410   $ 41,209
  Interest on Other Long-term Debt. . . . . . . .      26,330     23,504     24,725     23,564     20,100
  Interest on Short-term Debt . . . . . . . . . .       1,614      1,085      1,883      2,003      2,982
  Miscellaneous Interest Charges. . . . . . . . .       2,866      3,039      3,520      3,472      3,262
  Estimated Interest Element in Lease Rentals . .      84,800     84,300     85,000     82,700     82,600
       Total Fixed Charges. . . . . . . . . . . .    $172,575   $165,699   $158,692   $155,149   $150,153

Earnings:
  Net Income. . . . . . . . . . . . . . . . . . .    $123,983   $129,344   $157,502   $141,092   $157,153
  Plus Federal Income Taxes . . . . . . . . . . .      28,191     38,826     32,303     55,990     76,899
  Plus State Income Taxes . . . . . . . . . . . .       1,547      7,492      6,063      7,058      9,270
  Plus Fixed Charges (as above) . . . . . . . . .     172,575    165,699    158,692    155,149    150,153
       Total Earnings . . . . . . . . . . . . . .    $326,296   $341,361   $354,560   $359,289   $393,475

Ratio of Earnings to Fixed Charges. . . . . . . .        1.89       2.06       2.23       2.31       2.62